May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Mr. Shapira, Ms. Brilliant, Ms. Beech and Ms. Peyser

Re:                Digital Brands Group Inc.

Registration Statement on Form S-1

Filed May 12, 2021

File No. 333-255193

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the several underwriters, hereby joins Digital Brands Group Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-255193) (the “Registration Statement”) to become effective on Thursday, May 13, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Manatt, Phelps & Phillips, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that we have distributed approximately 300+ copies of the Preliminary Prospectus dated May 12, 2021 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
a division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal